As filed with the Securities and Exchange Commission on July 12, 2006

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PORTLAND GENERAL ELECTRIC COMPANY

(Exact Name of Registrant as Specified in Its Charter)

Oregon	**93-0256820**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

121 SW Salmon Street
Portland, Oregon 97204
(Address of Principal Executive Offices) (Zip Code)

Portland General Electric Company 2006 Stock Incentive Plan
(Full Title of the Plan)

Douglas R. Nichols, Esq.
Vice President, General Counsel and Secretary
Portland General Electric Company
121 SW Salmon Street
Portland, Oregon 97204
(Name and Address of Agent for Service)

(503) 464-8000
(Telephone Number, Including Area Code, of Agent for Service)

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock, without par value per share	4,687,500 (1)	$24.49 (2)	$114,796,875 (2)	$12,283.27 (2)

(1) Pursuant to Rule 416(a) under the Securities Act of 1933, this registration statement also covers an indeterminate number of additional shares of Common Stock to be offered or sold pursuant to the above-named plan that may be issued as a result of the anti-dilution and other adjustment provisions therein by reason of certain corporate transactions or events, including any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the registrant's outstanding shares of common stock.

(2) Pursuant to Rule 457(h)(1) under the Securities Act of 1933, the proposed maximum offering price per share, the proposed maximum aggregate offering price and the amount of registration fee have been computed on the basis of the average of the high and low prices of the Common Stock reported on the New York Stock Exchange Composite Tape on July 7, 2006.

EXPLANATORY NOTE

Portland General Electric Company (the "Company") has prepared this registration statement in accordance with the requirements of Form S-8 under the Securities Act of 1933, as amended (the "Securities Act"), to register shares of its common stock, without par value per share (the "Common Stock"), that may be issued pursuant to the Portland General Electric Company 2006 Stock Incentive Plan (the "Plan").

PART I

INFORMATION REQUIRED IN SECTION 10(a) PROSPECTUS

The information called for by Part I of this registration statement (the "Part I Information") in respect of the 4,687,500 shares of Common Stock that may be issued pursuant to the Plan is included in the description of the Plan contained in the documents that have been or will be provided to participating employees as specified by Rule 428(b)(1) under the Securities Act. The Part I Information is not filed with the Securities and Exchange Commission either as part of this registration statement or as prospectuses or prospectus supplements pursuant to the note to Part I of Form S-8 and Rule 424 of the Securities Act. The Part I Information and the documents incorporated by reference in this registration statement pursuant to Item 3 of Part II of this registration statement, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Certain Documents by Reference.

The following documents previously filed with the SEC by the Company, are incorporated by reference in this registration statement:

(a)   The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 16, 2006.

(b)   The Company's Current Reports on Form 8-K filed on January 26, 2006, February 13, 2006, February 22, 2006, March 17, 2006, April 3, 2006, April 26, 2006, May 1, 2006, May 17, 2006 and May 25, 2006.

(c)   The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005, filed on May 15, 2006.

(d)   The description of the Company's Common Stock contained in Item 1 of the Company's Registration Statement on Form 8-A, filed on March 31, 2006 pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

The validity of the issuance of the shares of Common Stock to be registered in connection with this registration statement will be passed upon by Douglas R. Nichols, Vice President, General Counsel and Secretary of the Company. As of July 12, 2006, Mr. Nichols owned no shares of Common Stock. Pursuant to the Plan, Mr. Nichols is eligible to receive shares of Common Stock and options to purchase shares of Common Stock.

Item 6. Indemnification of Directors and Officers.

Section 60.394 of the Oregon Business Corporation Act (the "OBCA") provides that unless limited by its articles of incorporation, a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because of being a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding. Section 60.407 of the OBCA provides that an officer of the corporation is entitled to the same mandatory indemnification under Section 60.394 as a director. The Company's Amended and Restated Articles of Incorporation (the "Charter") do not limit the indemnification provided under Section 60.394 of the OBCA. Article VII of the Company's Charter provides that, to the fullest extent permitted by law, no director of the Company shall be personally liable to the Company or its shareholders for monetary damages for conduct as a director.

Section 60.391 of the OBCA authorizes a corporation to indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if: (a) the conduct of the individual was in good faith; (b) the individual reasonably believed that the individual's conduct was in the best interests of the corporation, or at least not opposed to its best interests; and (c) in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful. Indemnification is not permitted under Section 60.391 (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any other proceeding charging improper personal benefit to the director in which the director was adjudged liable on the basis that personal benefit was improperly received by the director. Article VIII of the Charter and Section 6.1 of the Company's Third Amended and Restated Bylaws (the "Bylaws") provide that the Company shall indemnify, to the fullest extent permitted by law, each current or former officer or director who is made or threatened to be made a party to, witness in, or otherwise involved in, any action, suit, or proceeding, whether civil, criminal, administrative, investigative, or otherwise (including an action, suit, or proceeding by or in the right of the Company) by reason of the fact that the person is or was a director, officer or agent of the Company or any of its subsidiaries, or a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974, as amended, with respect to any employee benefit plan of the Company or any of its subsidiaries, or serves or served at the request of the Company as a director, officer, employee or agent, or as a fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust or other enterprise.

In addition, Section 60.411 of the OBCA provides that a corporation (i) may purchase and maintain insurance on behalf of an individual against liability asserted against or incurred by the individual who is or was a director, officer, employee or agent of the corporation or who, while a director, officer, employee or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and (ii) may purchase and maintain the insurance even if the corporation has no power to indemnify the individual against the same liability under Section 60.391 or Section 60.394.

Section 6.8 of the Company's Bylaws provides that, to the fullest extent permitted by the OBCA, the Company, upon approval by the board of directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to Article VI of the Bylaws. The Company has procured directors and officers liability insurance for alleged wrongful acts against insured persons, and with respect to securities claims, for alleged wrongful acts against the Company. This is an indemnity policy that offers protection for the Company for its liability assumed or incurred under the above indemnification provisions, including defense provisions, on behalf of the directors and officers. This insurance also offers protection for the individual directors and officers for claims where the Company is legally or financially unable to indemnify the directors and officers. Finally, this insurance affords protection to the Company as an insured for securities claims. The directors and officers are thus indemnified against loss arising from any claims by reason of any wrongful act done or alleged to have been done while acting in their respective capacities as directors or officers. The policy excludes claims for insured persons who are found to have committed dishonest, fraudulent, criminal or malicious acts or omissions by directors or officers; coverage remains in effect for innocent insured persons.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

Exhibit No.	Description of Exhibit
4.1	Specimen Common Stock Certificate of Portland General Electric Company. (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form 8-A, filed by the Company on March 31, 2006).*
4.2	Amended and Restated Articles of Incorporation of Portland General Electric Company (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, filed by the Company on April 3, 2006).*
4.3	Portland General Electric Company Third Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, filed by the Company on May 17, 2006).*
4.4	Portland General Electric Company 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by the Company on February 22, 2006).*

5.1	Opinion of Douglas R. Nichols, Vice President, General Counsel and Secretary of the Company, regarding the legality of the shares of Common Stock being offered hereby.[†]
23.1	Consent of Douglas R. Nichols, Vice President, General Counsel and Secretary of the Company (included in Exhibit 5.1).
23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.[†]
24.1	Powers of Attorney.[†]

---

[*]	Previously filed.
[†]	Filed herewith.

Item 9. Undertakings.

(a)   The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)   To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on July 12, 2006.

PORTLAND GENERAL ELECTRIC COMPANY

By: /s/ Peggy Y. Fowler
Peggy Y. Fowler
Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below on the 12th day of July, 2006.

/s/ Peggy Y. Fowler	Chief Executive Officer,
Peggy Y. Fowler	President and Director
/s/ James J. Piro	Executive Vice President, Finance
James J. Piro	Chief Financial Officer and
	Treasurer
/s/ Kirk M. Stevens	Controller and
Kirk M. Stevens	Assistant Treasurer
*John W. Ballantine	Director
*David A. Dietzler	Director
*Mark B. Ganz	Director
*Corbin A. McNeill, Jr.	Director
*M. Lee Pelton	Director
*Maria M. Pope	Director
*Robert T.F. Reid	Director
*Raymond S. Troubh	Director

*By   /s/ Kirk M. Stevens
(Kirk M. Stevens, Attorney-in-Fact)

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
4.1	Specimen Common Stock Certificate of Portland General Electric Company. (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form 8-A, filed by the Company on March 31, 2006).*
4.2	Amended and Restated Articles of Incorporation of Portland General Electric Company (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, filed by the Company on April 3, 2006).*
4.3	Portland General Electric Company Third Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, filed by the Company on May 17, 2006).*
4.4	Portland General Electric Company 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by the Company on February 22, 2006).*
5.1	Opinion of Douglas R. Nichols, Vice President, General Counsel and Secretary of the Company, regarding the legality of the shares of Common Stock being offered hereby.[†]
23.1	Consent of Douglas R. Nichols, Vice President, General Counsel and Secretary of the Company (included in Exhibit 5.1).
23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.[†]
24.1	Powers of Attorney.[†]

_____

* Previously filed.
[†] Filed herewith.